I hope this email finds you well. I thought that you might like to see this.

I am delighted to let you know that a project I have been working on for about a year, and which is the fruit of my 20 years' labour in the content licensing business, is just about to come to fruition. It is called "**world illustrated**", a publishing and social network with built in content licensing and mechanizing functionality that could rival Pinterest or Instagram, companies that are worth billions of dollars. You can read all about it here  https://wefunder.com/world.illustrated

"**world illustrated's**" USP is that we publish and integrate curated, professional, high quality, visual, written and audio content into our "**My world**" social media account functionality which users can also use much in the same way as they use their Facebook and Instagram accounts. Other social media networks don't do this. Our target market is the 4 billion global users of social media - we aim to be their window to the world.

Some friends and I have funded the company to date and, very excitingly, we have decided to raise further funds on Wefunder.com, one of the leading US crowdfunding sites, to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, customers and contributors. So now we're inviting you to become an actual stakeholder in the company.  As an investor, a user or a contributor, you will be the foundations of our company.

We are launching with a "testing the waters" phase. This includes an "early bird special" discount to the full offering price, to use Wefunder's American vernacular, of over 7%.  To get this, you will need to make a "reservation". No payment can be made until a special form has been filed with the SEC in the US, this happens when we reach $50,000 in reservations.

Assuming you like the idea and wish to make a reservation - the minimum is only $100, less than the price of an unfancy dinner - please click here and follow the instructions: https://wefunder.com/world.illustrated

Some basic facts about "**world illustrated**"

Due to the recent acquisition of Avalon, a B2B content licensing business, the company:-

-  is already cash-flow positive with underlying sales of approximately $1.1 million

- has 25,000 registered users

- has a starting pool of 250 million content items at its disposal

- will go live in around two months with phase 1, and with all functionality by the end of the year

I hope that you like what we doing. With your help, we could build a fantastic and valuable business.

Kind regards,

Charles Taylor

CEO

world illustrated Incorporated


Under US regulations we need to include the following message:-

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed with the SEC and investment can only be made through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

If you have the time, here are 4 other ways you can help. I would be so grateful!

1. Share on social media. Facebook and LinkedIn are especially valuable. Here's an example post that you could share:

"Super excited that my friend Charles is running an investment crowdfunding round for his social media/publishing business, world illustrated . This isn't Kickstarter -- the platform he's using lets anyone invest in companies they believe in – and hopefully earn a return by participating in their growth.

He's harnessing the power of his community and I'm delighted to help spread the word – this is how founders should be building companies. Check out his Wefunder raise here: https://wefunder.com/world.illustrated "

2. Follow our raise. Click the "Remind Me" button near the top right of my Wefunder page. (This subscribes you to email updates on the raise, and helps build my momentum on the Wefunder site).

3. Connect me to 1 or 2 people. Anyone you think might be interested in investing a larger amount in the campaign (e.g. $5,000 or more), or are well-connected in the media/social media space.

4. Give me any feedback on the raise in general. Let me know if anything on the pitch page that is unclear or any additions I could include to make it more clear or compelling to potential investors. Also feel free to share any ideas on how I could continue to spread the word about the round!

Hello All,

I am delighted to tell you that our crowdfunding campaign for world illustrated is going live to friends and family on [wefunder.com](wefunder.com), one of the largest crowdfunding sites in the US. I hope that you can find the time to take a look and that you like it. It is the culmination of my 20 year career in the photo business.

The whole idea is to get as many investors as possible to pledge even modest amounts and to become users and ambassadors for the company. It has to be worth the price of a fancy dinner out in town!

Watch out Instagram, we are coming after you!

Please share the link too.

C

Some legal stuff

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Charles Taylor** <ctaylor@avalon.red>
To: **ctaylor@avalon.red** <ctaylor@avalon.red>
Subject:
Date: 17.05.2022 11:50:04 (+02:00)

Charles Taylor | Facebook
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Charles Taylor
30 June 2021
Hello All,
I am delighted to tell you that our crowdfunding campaign for world illustrated is going live to friends and family on wefunder.com, one of the largest crowdfunding sites in the US. I hope that you can find the time to take a look and that you like it. It is the culmination of my 20 year career in the photo business.
The whole idea is to get as many investors as possible to pledge even modest amounts and to become users and ambassadors for the company. It has to be worth the price of a fancy dinner out in town!
Watch out Instagram, we are coming after you!
Please share the link too.
C
Some legal stuff
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
20°C
Sunny
11:46 AM
5/17/2022